Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were posted by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on December 11, 2025:

The above-mentioned communication included a link to a podcast interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Shiv Narayanan of Private Equity Value Creation Podcast on December 11, 2025. The transcript is provided below:

Shiv Narayanan:

(0:00) Hey everybody, before we jump into today’s episode, I just want to point out a few ways in which you (0:05) can work with us here at HowtoSass. Number one, if you’re an investor and you’re in the middle (0:09) of a transaction and you want to figure out what is the marketing potential of the target (0:14) investment that I’m looking at, you can engage with us in a due diligence engagement where within (0:18) two weeks we can give you a very clear picture of all the levers within the marketing function (0:23) of that organization and how you can scale budget up and down and find efficiencies and make the (0:28) overall marketing function far more mature. Number two, if you’re a founder, a CEO, an operator or (0:35) even an investor and you have a company where marketing is just under leveraged and you see it (0:40) as a growth lever for your business to take it to the next level, you can engage with us in a three (0:45) to four month engagement where we do a deep dive and look at all the possible areas where marketing (0:49) can make a bigger impact on the organization and come back with a detailed set of recommendations (0:54) across demand gen, paid media, ABM, content marketing, product marketing, SEO, you name it (1:01) and come back with a full set of recommendations, your entire new org design to support those (1:06) recommendations and overall budget recommendations for the business. And number three, if you have (1:12) a particular business where maybe your VP of marketing was recently transitioned out, maybe (1:17) they left for another job, maybe you don’t have a CMO but are thinking about hiring one, well we can (1:21) fill that gap within the organization with part-time CMO services and we do this on a month-to-month (1:28) retainer which can last anywhere between three months to 12 months depending on what your needs (1:33) are and we can help set the foundation for the company and help you hire your next CMO and help (1:39) onboard them into the role so that when they come into the organization they get a running start (1:43) and they’re able to make an impact on revenue right away and you don’t have to wait to find the (1:47) right person to get going with all your marketing initiatives. So those are all the ways if you want (1:51) to learn more go to www.howtosass.com and schedule a consult and we can go from there. And now on to (1:57) the episode, enjoy the show.

Shiv Narayanan:

Welcome to the Private Equity Value Creation Podcast where we interview (2:02) leading investors, operators, bankers and advisors to help you answer one question, how do we increase (2:10) the enterprise value of our companies? My name is Shiv Narayanan and each episode I will dive deep (2:16) with a guest to help you become a better value creator and capital allocator. So with that said (2:22) let’s jump right in and let’s get started with today’s episode.

Shiv Narayanan:

My guest today is Andrejka (2:27) Bernatova and she is the CEO of Dynamix Corp and what I loved about this episode is Andrejka and (2:33) Dynamix invest in the energy sector and it’s such a hot sector right now with the emergence of AI (2:40) with how much load there is on the grid and how much of a need there is across different geographies (2:46) and different markets for more energy and Andrejka and her firm invest in two different vehicles. One (2:52) is more of their private capital arm which invests similar to any other private equity firm would (2:56) and they also have a public arm that takes companies public through SPACs and actually (3:01) helps them grow in the public space. So I really liked how Andrejka approaches their investments (3:08) and in a sector where we don’t really hear from a lot of these types of investors on our podcast (3:12) and I wanted to hear their takeaways in terms of how they look at investments, how they actually (3:17) take these companies public from private, what value creation levers they pull and how they (3:23) actually create enterprise value inside these companies. So even if you’re not an energy (3:28) investor I think there’s a lot of great takeaways especially on the finance side and optionality (3:32) that opens up as an investor when you look at some of these other vehicles and opportunities (3:37) as you create value for a company. So with that said I’ll leave you to it. Enjoy the episode. (3:50)

Shiv Narayanan:

All right Andrejka, welcome to the show. How’s it going?

Andrejka Bernatova:

Good. Thank you for having me Shiv.

Shiv Narayanan:

Yeah (3:55) excited to have you on. So why don’t we start with your background and Dynamix and then let’s take (4:00) it from there.

Andrejka Bernatova:

So my background originally from the Czech Republic but you know I’ve been in this (4:07) country for about 30 years. Over 20 years of experience in the energy infrastructure power (4:14) sectors. You know long volatile sometimes painful but mostly a fun journey. So I was an investment (4:22) banker at Credit Suisse and an investment banker at Morgan Stanley in New York and Houston and then (4:29) I was an operator at multiple businesses building companies either from scratch backed by private (4:36) equity and ultra large family offices across the infrastructure energy value chain from (4:42) oil and gas midstream to water to grit and resiliency. I have taken companies public as (4:49) an operator had you know exits to strategics etc. And I was also an investor at the Blackstone Group (4:57) in New York investing globally and at Mubadala Development Company which is one of the sovereign (5:03) wealth funds based in Abu Dhabi backed by the government of Abu Dhabi and actually in Mubadala (5:10) mostly invested in renewable energy around the world. So 20 exciting years.

Shiv Narayanan:

Yeah that’s great. (5:19) And tell us a little bit more about Dynamix because we haven’t had a investor like yourself (5:23) on the podcast yet especially in the energy space like walk us through the different entities (5:28) involved here and the different mandates.

Andrejka Bernatova:

So Dynamix we have two different entities or two (5:35) different branches essentially we have Dynamix Capital Partners which is our private platform. (5:40) We’re investing in companies 50 to 150 million of equity is generally what we like is our sweet spot (5:47) and then we have Dynamix Corporation which is our SPAC franchise and that’s really you know (5:56) series of SPACs. We actually just priced our third SPAC yesterday. With Dynamix too we acquired (6:03) a company called Ether Machine that deal announced in the summer. It was over a two billion dollar (6:09) fundraise of equity and we are very excited about the Ether Machine closing hopefully over (6:17) the next few weeks and months and venturing into public arena fully. And with the first SPAC it (6:23) was called ESGEN Acquisition Corporation. We acquired a company largest residential solar (6:29) business in Florida. So across industries but really you know generally focused on energy power (6:37) digital assets.

Shiv Narayanan:

And help me understand the relationship there because you have the private (6:41) capital partners platform that’s separate from these SPACs that you’re raising capital for.

Andrejka Bernatova:

(6:47) Yes it is it is separate but from a working perspective Shiv it’s a highly additive platform (6:55) because we are on essentially both sides of the equation right. So very few folks have the benefit (7:01) of being on the private side and the public side and we happen to be on both sides of the of the (7:06) spectrum. So it’s from a deal for perspective even operational perspective it’s a it’s a very (7:12) highly additive sort of deal but there are two different entities.

Shiv Narayanan:

And why do it why have two (7:20) separate entities. Why not just invest in these companies through the through the private capital (7:25) partners firm that you’ve got.

Andrejka Bernatova:

You know sometimes it’s size Shiv. So you know that on the private (7:31) side the companies that we are targeting are generally smaller companies. So looking to (7:39) you know be 100 call it 100 to 300 million dollar business that’s really growing to a billion dollar (7:44) business. That’s really our target on the private side. On the public side we are really looking (7:49) from a size perspective at companies that are you know billion dollar plus large businesses that have (7:55) already experienced growth that have solid backing very high quality management team already existing (8:02) or we can potentially add to those teams as well. And they are just looking to go public because they (8:07) are you know sort of facing a large scale growth and in a public market obviously the tools you (8:14) have at your disposal in terms of financing tools and capital raises are much more enormous. I mean (8:21) the industries we are targeting are you know same Shiv. So we are targeting again power to (8:30) new infrastructure and new AI and just overall you know power infrastructure growth. We are (8:36) targeting energy broadly so both oil and gas as well as renewables and minerals associated with (8:43) that. And then we are targeting obviously as I mentioned as well digital asset space which is (8:48) a slightly newer arena. But you know we have several members of the ether machine team that are (8:53) advisors and are helping us on that front as well. So you know similar industries both on private and (9:00) public side is just where they are in their maturity is slightly different.

Shiv Narayanan:

And so walk us through that. Like what (9:08) goes into because SPACs were a really hot button word like let’s say two three years ago and then the buzz kind of (9:15) died down a little bit and I’ve been hearing more about it again recently. The trend is kind of (9:20) climbing back up. So walk us through that process like what is your role in that process to take these (9:25) businesses to IPO versus the core management team and what they’re already working on. And how are you adding value to those companies. (9:33)

Andrejka Bernatova:

So you know SPACs first of all have been around for 30 years. I know there are some folks that you know are sort of saying they’ve (9:41) been around since 2021. That’s not the case. It’s a product that really has been around for a long time. And it’s a product I (9:48) actually compare it to leverage. Right. So it’s a product where if you if you lever up a business that’s cash flowing business (9:57) you know a highly matured business it really can supercharge that business. It’s similar with a SPAC obviously from the equity side (10:05) because SPAC is an equity product. But if you if you combine SPAC with a high quality business that should be public in the first (10:14) place it’s not sort of a solution of last resort. It can really supercharge the business into the next arena. We obviously you know (10:24) hope that that’s the case for both of our priorities as well. And so you know really SPAC I would say is more directly combined (10:33) compared to an IPO. Now I’ve taken a company public via regular style IPO. There are a lot of advantages disadvantages (10:41) disadvantages between these two products. But I would say you know SPAC is in my opinion a much more efficient tool to take a company (10:51) public for a couple of reasons. Number one you know in an IPO format you are sort of going in front of investors and you’re testing the waters (11:00) with public investors over a period of months and months and months and preparing the company to be public. And then your window may (11:06) disappear or the feedback you may get from investors may not be as accurate as you think because obviously there are a lot of changes (11:14) happening on a daily basis right in overall market and overall economies. And so as you know so that’s investor appetite. So SPAC allows you (11:23) to actually enter the public market in a much more you know in a window that’s open more frequently. And second in a much more (11:33) controlled manner. And so when you approach investors and you raise capital you know you can what’s called wall cross investors. You can (11:40) sign a non-disclosure agreement with investors. They can really analyze the company and say hey I’m interested in X Y Z business at a one (11:49) billion valuation and I’m going to provide 50 million of capital. So it’s a much more controlled way to actually enter the public market. Now what (11:58) is our role in that equation you ask. Right. So what we do we raise our risk capital which is a capital that allows us to take the SPAC (12:09) public. So pays for legal fees pays for banking fees and accounting fees etc. And we are unique. Not the only ones but I think our (12:19) structure is fairly unique where our again the risk capital investors that are kind of on the ground here are who is who across the (12:31) industries that we are active in. Again energy power and hyperscalers and crypto. And you know we have folks from NVIDIA. We have folks from (12:40) Prologix senior executives. We have Peter Gross who is kind of one of the founding fathers of data centers and power. We have Andrew Keys and (12:50) Dave Merian from the digital asset side. And we have a number of really accomplished folks on the energy side. We have Steve Jones who just you (12:59) know took a company called Waterbridge public. Previously we have Joe Gatto who sold a company for five billion dollars to another large scale (13:10) strategic. So a really nice group of investors around the risk capital side. What we do afterwards we take the business public and an IPO which is what we (13:21) just did with Dynamix 3 and we search for another business that we can merge with. That’s actually an operating business. We have to be (13:31) really diligent and really disciplined in due diligence. And the most important piece you know in addition to due diligence is really ability and (13:42) speed of raising capital for that combined business. I will capitalize it with whatever they need. So it’s a company that’s really ready and well (13:52) positioned to be public not on day one but also really be public for decades to come. That’s the kind of companies we’re looking for. (14:01)

Shiv Narayanan:

That’s great. I guess my question would be this is a playbook that in a lot of ways a lot of large private equity firms like KKR Blackstone or (14:11) Tama Bravo would be doing privately. So what’s the benefit of doing it through the public markets. Even though I get it that they’re larger (14:20) businesses but Blackstone would invest a ton of capital into a large company. So why. What’s what do you get from a public standpoint that you (14:30) couldn’t do privately.

Andrejka Bernatova:

So the access to capital is just is just much greater as a public business. And again if you do it right, Shiv. Right. You don’t (14:41) want to be a zombie. There are many zombies in the public arena. So if you do it right your access to capital is beyond Blackstone is beyond (14:48) ideas beyond you know BlackRock etc. So that’s one. And you know the businesses we are looking at are cap generally capital heavy businesses (14:59) that require you know you want to build energy power infrastructure crypto. What connects all these industries is you’re going to need tens of (15:07) billions of capital in order to continue building your facilities and business. So that’s number one just access to capital. Second and I’ve seen (15:19) this you know in real world with our own company that we took public just from a commercial perspective and growing the business. Right. So if you (15:28) are public you are going to you potentially can attract more commercial customers because you are more there’s a sense of permanency as a (15:37) public business and scale as a public business. So for example if you are a power services company. Right. That’s a industry that’s very (15:45) exciting and you are servicing nuclear and you are servicing gas power plants you’re servicing solar plants etc. etc. You are facing enormous (15:55) growth. But if you are private you know a customer like NVIDIA or a Microsoft or Amazon or Meta may not be inclined to give you their (16:07) commercial service business. But if you are public it makes you a serious business larger scale business that there’s a permanency and hence you (16:16) are able to actually grow the business faster than you may be able to do in the private arena. So I think those two are probably (16:25) the two biggest benefits of being public. But I do want to caveat this Shiv. Being public is a serious business regulated by the SEC. You have (16:35) public investors you know those investors like the Wellingtons and Fidelity’s etc. etc. BlackRock. You have to as management team and sponsors (16:46) and board and everybody around the table take this very seriously. So most companies we talk to and we’ve talked to hundreds of companies (16:56) we say don’t do it. This is very serious. You are not ready. You know take another round of private equity funding. You know grow the (17:05) business by you know a couple more zeros at the end and then we’ll see each other in three or five years when you’re actually ready to be (17:15) public. It cannot be taken lightly.

Shiv Narayanan:

Yeah. That was the main reason I asked the question is there is this additional overload or overhead of (17:23) work that a public company takes on and its complexity its legal exposure. There’s compliance issues and reporting requirements and all this (17:32) other stuff that needs to come into the equation. And if you can do it privately it’s like why not go that route and find private investors (17:40) that can help you fund that.

Andrejka Bernatova:

You know the scale and if you think about the scale of growth of AI and power associated with it you know I (17:48) mean really when we think about AI itself and that by the way you know there are new industrials right. Coming to play new biotech players I (17:56) mean health care and industries related to that onshoring. So it’s not only AI you are really competing with a lot of other industries (18:04) that are growing. You know competing with crypto some parts of the crypto. It’s also energy intensive. And by the way you know the grid we all (18:12) know needs a lot of enhancements right. Just in general. And so you’re talking about hundreds of billions and trillions of dollars that (18:22) capital that needs to be deployed. And we say we’ve been saying this for a while. And you know really growth of AI just AI itself is (18:32) really constrained by the growth of power that could be delivered into that industry. That is the biggest constraint right now. And so the (18:42) reason again to be public is that the scale of capital is beyond what you know somebody like Blackstone or KKR and others can do at that scale. (18:52)

Shiv Narayanan:

Yeah I think I think the point about energy and AI and these needs that you know even now there’s just a shortage of energy for all the technological (19:01) innovations happening with AI right now. And so I totally get the thesis behind we need to invest in these companies and bring them (19:10) together and find capital to enable the next stage of innovation for the economy. So I totally get that. So maybe that’s a good transition point. (19:18) Talk about that piece like how much of your investment thesis is based on that. Just that energy is probably one of the number one issues in the (19:27) world right now. Access to energy different sources like being able to actually figure out how you get power to all of these innovations so that they (19:36) can continue making progress. Like how much is that affecting your investment strategy and how fast you want to move.

Andrejka Bernatova:

(19:42) It’s significant part of our thesis Shiv. And you know it’s again it’s an industry where I personally have been active in for over two decades. This is not an industry that’s a nice to have you know we are not manufacturing or designing the next cool purse You (20:04) know I don’t mean to diminish the next cool purse you know or pair of shoes here. That’s a you know and I don’t mean to diminish those companies at all. (20:12) But this is not that’s not you know you will survive without a nice purse. Right. But you will not survive without energy whether you like it or not. (20:21) You know what’s interesting in this space right now I think is the sort of need for energy immediately and energy solutions immediately. That’s (20:32) really driven by the A.I. sector. Right. And so it’s bringing I think all of the sources of sources of energy to a table. So fossil fuels and (20:44) you know renewables at the same time. Right. You are almost you know whatever you can bring to you know on the grid or into your microgrid facility (20:53) faster is likely going to work. So we really look at energy as a continuum. It’s not a renewable start rate fossil fuels or vice versa. It’s one energy (21:04) solution. I think in general you know anybody in this world would want a cleaner source of energy. I think that’s a very logical thing to ask for. (21:14) And ultimately what we think is you know over the next 5 10 years or however long whether we like it or not oil and gas will be part of our life. (21:23) That’s just a reality until you know unless we want to go back to our cave and not have any you know any infrastructure around us. But really the way we (21:33) view energy is it’s more and more expensive to drill for the next barrel of oil or the next cubic feet of gas. And so you know ultimately over whatever (21:43) the period of time may be oil and gas may actually price itself out. It’s just a natural evolution. You know we started with wood. Then we went to coal (21:53) and then we went to gas and now we’re just going to the next phase. So it’s not some exclusive battle here. So the way we think about energy (22:01) and infrastructure that’s around energy all the pipelines and power plant facilities etc. is it is a mission critical industry. It’s not nice to have. (22:12) It is mission critical and that’s why we you know we are excited about it in whatever market there will be over the next decades to come.

Shiv Narayanan:

(22:21) Yeah I think I think that’s a that’s a really great take because I think in the political arena it kind of becomes like almost religious issue renewables versus not (22:30) renewables. But when you think about it from a pragmatic approach like we have a certain amount of load that gets put on the grid on an ongoing basis (22:39) and we have to fulfill that need and the mix of energy sources that are helping us fulfill that need will just change over time and how we invest (22:49) will basically be altered based on the price of the energy that we can kind of bring to the market at that time.

Andrejka Bernatova:

(22:56) I think that’s a very good point, by the way, Shiv on the price piece. Right. So (23:02) we that’s something we really have to take into account because what we don’t want to do is we don’t want to sacrifice access to energy for folks around the world and in the United States. (23:14) You know, at the expense of, you know, some futuristic ultra clean energy sources. Right. So there’s always a balance that we have to play between (23:25) what is the mix of energy sources versus what’s the affordability. And at the end of the day, when you look at economies around the world, and I studied government and economics in college, so I just love just studying that component. (23:39) You look at economies around the world, it’s the countries that have the cheapest energy sources that are generally able to benefit the most. So let’s not (23:48) prevent ourselves in the here in the US or around the world from being able to continue to progress, thanks to our, you know, availability of cheap energy resource.

Shiv Narayanan:

(23:59) Yeah. So how much how much is that factoring into your investment decisions of like which direction a market is moving or the needs at the time, like, for example, storage is a major issue. (24:10) And so how do you factor that in to your to your decision making with the global, global needs across not just specific markets, but how geopolitical issues are connected to that or, or even just general like political stress in between certain countries like (24:28) US and China or China and Russia or like, you know, things like that, that how much is that factoring into your decision making as you’re investing in these companies, especially with the amount of capital that we’re talking about?

Andrejka Bernatova:

(24:39) You know, one thing if we if we look at the traditional fossil fuel space, for example, I think what’s interesting statistics, and I know everybody always, you know, is biting their nails on what OPEC is going to decide at their next meeting. (24:52) But the reality is, United States went from a net importer of oil and gas to a net exporter of oil and gas. And not only that, 25% of both oil and gas globally, is produced in the United States at this point, that is that that is really what’s a needle mover, right. (25:16) So, and the other interesting piece about the oil and gas, you know, sector in the US is, it is, you know, many times, not all the time, but it is more dynamic than some of the global, you know, discoveries or reserves around the globe. (25:35) And so at the end of the day, you know, just from a pricing perspective, looking forward, you know, we think that commodity prices are going to go up just because, again, you are drilling for, you know, you are, it’s just much more intensive drilling at this point, right, the sort of the low hanging fruit has been picked up, and now you are going to the, you know, tier two, tier three acreage. (25:57) So we do think that that price is going to continue going up, and then, you know, at some point, renewables are going to meet. But when you talk about geopolitical issues, you know, we, and this is just over my 20 years career, but when you really look at over the past, you know, 30, 40, 50 years, those issues have always existed, right? I mean, there’s nothing new. (26:21) I think it’s maybe more exaggerated by access to just media and information, honestly, today, but, you know, I was growing up during, you know, multiple wars in the Middle East, and, you know, wars in Africa, and, you know, obviously, Cold War, right? (26:41) And so it’s nothing that I would say is, you know, sort of alarming. These sort of situations have existed, if we really take a step back, and, you know, not lose the forest for the trees here, that’s been on the table as long as we remember.

Shiv Narayanan:

(26:59) What about the value creation side? So, and that’s great insight. I’m curious, like, on the value creation side, as you are taking these companies to IPO, now there’s potential mergers happening, like in your first SPAC, or these upcoming ones. How are you thinking about value creation beyond just inorganic avenues or financial engineering, if you will, where you’re bringing in the investors or the capital? Like, are you looking at value creation at an operational level inside these companies?

Andrejka Bernatova:

(27:29) It depends. I mean, our model, so you have two type of SPAC models. One is SPAC finds a company to merge with, and the management doesn’t really, the management sort of the SPAC team, or the board of the SPAC team don’t play a role in the ongoing business. (27:47) The other model is, you know, we acquire a company, we may come in as management team, or we may have somebody from our advisors and board and, you know, general network to come in and, you know, sort of be an addition to the team. (28:05) There are situations where we are looking at, you know, where we may think about completely changing the team, right? The current team may have been great in growing the business to where it is. They may not want to continue in a public arena, or they may not have the, you know, the toolkit for a public arena. (28:24) So, all models are sort of, you know, are entertained, and it’s just really, Shiv, it’s 100% really dependent on the company itself. But I would say the absolute non-negotiable piece is, you know, whatever the management team is, whether it’s us or whether it’s the management team of the operating business, it has to be a team that can lead a high quality public company. (28:51) That is an absolute number one criteria. So, you know, every time we have a board meeting, number one question is, you know, how is the team? Do we need to do anything about that?

Shiv Narayanan:

(0:00) We’ll get back to the show in just a moment, but before we do, one of the most common and (0:05) important value creation levers that we hear about on the show from private equity investors and our (0:10) own PE partners is go-to-market. Yet when these same PE partners bring us into their portfolio (0:16) companies or new target investments that they’re exploring, we find that the marketing function (0:21) is quite immature, underutilized, and under-optimized. And so that’s a huge opportunity (0:27) that we see inside these companies. And if you have a portfolio company that you feel like could (0:32) scale a lot faster to drive more pipeline and revenue, or you’re looking at a new investment (0:36) where you feel like that could be core to your investment thesis, well we’d love to explore (0:40) that with you and figure out how we can partner with you to drive more enterprise value creation (0:44) on the marketing side, similar to the way that we’ve done with major PE firms like TA, (0:50) Updata, HG, STG, and many more. At this point, we’ve done hundreds of engagements across hundreds (0:56) of industries and verticals and we have a ton of benchmarks and frameworks that we bring to (1:00) these engagements to help you drive as much enterprise value as quickly as possible. So if (1:06) that sounds like something that you might be interested in, you can just email me directly at (1:10) shiv at howtosass.com or go to our website and schedule a demo and we’d love to speak with you (1:15) about it further. And now with that said, let’s get back to the show.

Shiv Narayanan:

Right, and I guess from that (1:21) standpoint, given how large these businesses are, the best lever that you have to pull is (1:26) having the right leadership in place and letting them run the business.

Andrejka Bernatova:

Yes, 100%, 100%. And having (1:32) the right board around them too, right? Having people from, you know, maybe different industries, (1:36) let’s say if you are on the power side, you know, having somebody who may have a, you know, (1:41) commercial customer mindset, right? And then having somebody who may have the supplier mindset into (1:46) your business. So, so really having the right and high quality board, I think it’s also an (1:54) incredibly important piece of the equation.

Shiv Narayanan:

Is that the same on the private side of your, (1:59) of your business where you’re investing in these private companies? Like how are you approaching (2:03) value creation in those cases?

Andrejka Bernatova:

So that is very different actually, Shiv. So on the private side, (2:09) you know, we, and this is just even talking in general, how we think the model has evolved (2:16) from a private equity standpoint over the past, you know, really few years, maybe a decade, (2:22) is having a much more active operating involvement. And what I mean by that, not having a, (2:32) you know, retired executive from a large company that all of a sudden is an advisor to a business (2:37) that’s a $200 million value business, you know, coming from a $30 billion company, (2:43) you know, and coming into board meetings every quarter and, and, and asking a question or having, (2:49) you know, a phone call with management team and having a, you know, a remark. It’s really (2:55) bringing in folks that are kind of inserted into the business, could be chief commercial officer, (3:01) could be CFO, could be CEO, could be chief operating officer, but inserting folks into (3:07) the business, you know, from our side, that can really help grow the business to the next phase. (3:13) And really for us from a, you know, even day-to-day perspective, being really involved (3:18) in that business. So when we acquire a business or when we invest in a business, you know, the (3:24) first six months, you know, Monday morning, I’m going to call you, Monday afternoon, I’m going (3:28) to call you and we’re going to be really very involved over the first six months. You know, (3:34) sometimes what happens is private equity sort of sources a business or even worse, a bank sources (3:40) a business for them. Then they kind of close the transaction, do nothing for three or five years, (3:45) and then call another bank to sell the business. I think that’s, you know, and you’ve seen it, (3:50) I think in, for example, in renewable space, I think number, a lot of companies failed because (3:55) of this laissez-faire approach. You know, they don’t know what they don’t know, right? They need (4:00) to get from a small customer, I don’t know, a small car dealership somewhere to a customer like a GM, (4:06) right? And so that’s a completely different mindset. That’s a completely different skill set. (4:12) And so having a sponsor that’s actually involved and helps you, the commercial perspective, (4:18) financing perspective, you know, helps you, by the way, in, you know, sort of (4:25) kind of grooming for exit, right? So talking to potential parties that may want to buy the (4:30) business in three or five years, or obviously helps you on, you know, a public journey. (4:35) I think those are the pieces that we, that we like. And I feel that those are the pieces that (4:40) are going to be really important for kind of private equity, you know, or equity investors (4:46) going forward. That’s why you are seeing a lot of family offices are choosing the model where, (4:50) you know, they want to directly invest in deals through our, you know, through our (4:56) style of platform where, you know, partnering with somebody like us, we’re directly investing (5:00) in deals. And there’s a direct line of responsibility for very specific investment, (5:05) you know, versus kind of blind pool of capital.

Shiv Narayanan:

And what’s your strategy there? Like, (5:12) help me understand that. Because on the public side, I get it through these facts, (5:15) like the types of businesses that you’re looking at, but what about on the private side? Like, (5:19) what are the characteristics that you’re looking for? And what does your thesis look like? I get (5:24) it that it’s an energy, but are you looking for businesses that can eventually be taken public (5:29) and kind of be part of the SPAC playbook that you’re running there? Or are you kind of thinking (5:34) about businesses that’ll be mission critical in a different way inside these industries?

Andrejka Bernatova:

(5:39) So our exit options, it’s a menu of options. So it’s both companies that may be acquired by a (5:47) large private equity, you know, the Blackstones and KKR’s and Brookfields, et cetera, (5:53) that can be acquired by large strategics and businesses that could potentially one day be (6:01) public. I would say, in general, Shiv, the first two options are probably the most on the table, (6:07) just given the size of the businesses we look at. So, you know, we may look at a compression (6:12) business. You know, it’s a space that we really like, gas compression businesses. That’s a (6:17) mission critical business. If you want to move any kind of gas, you need compression. Otherwise, (6:22) it’s just not going to move through the pipe. So, you know, coming into a business like that, (6:28) that may be a 15 to 30 million EBITDA business. And our plan is how can we over the next three years, (6:35) you know, triple or quadruple the EBITDA. So we have a list of commercial counterparties. Here’s (6:41) the customers that you have. Here’s the commercial counterparties that we have. And by the way, (6:46) having the public platform is very helpful from that perspective, because again, on the public (6:51) side, we deal with very large companies. And so and sometimes, you know, very large strategics (6:57) looking at peel offs from those strategic. So we have board and C-suite touch points kind of on the (7:03) commercial side, on the customer side many times. So taking them from a customer side to the next (7:07) level, you know, from a financing perspective, hey, you don’t have a revolver, let’s put one (7:12) in place. Or hey, how are you thinking about, you know, securitizing or receivables? So it’s (7:17) kind of low hanging fruit that a small business is not aware of how they can, you know, optimize. (7:23) You know, sometimes it is you have too much leverage, right? You are operating too close (7:27) to the line. So how do we actually put in more equity, over-equitize the business? And, (7:33) you know, especially in energy intensive businesses, you have, you know, immense volatility, (7:38) right, throughout the cycle. So that’s the kind of involvement that I think is really important. (7:45) And the third piece, which I personally enjoyed when I was in a portfolio company, is, you know, (7:54) what a sponsor can give you is a much more macro view. So when you’re building a business, (7:59) you’re just focused on your, you know, your swim lane, right? And so you kind of can sometimes (8:06) lose track of, you know, reality and what’s going on from a macro perspective in the world. (8:10) So having real input and real kind of, you know, conversation that’s open, I know many times private (8:16) equity funds are kind of not the best communicators in the world, I feel. So being transparent, (8:21) this is what’s happening to the world. Maybe you should change your strategy slightly, right? (8:27) Look, you are oil, like, for example, services businesses, hey, you’ve been a, you know, oil and (8:31) gas service, maybe you look at the power sector, maybe you look at the renewable sector, you know, (8:36) maybe you look at the industrial sector. And so providing the macro view, I think it’s a really (8:41) helpful component for businesses.

Shiv Narayanan:

Yeah, I think that’s a great point. And I think the fact that (8:46) you guys are in so active in the public markets, would likely bring a ton of insight to the private (8:52) investments that you’re making. You mentioned compression and these mission critical types of (8:57) businesses, how much of your private investments are on the mission critical side, versus emerging (9:04) technologies that you think will be relevant or important in the next phase of growth, like (9:10) renewables or anything else that might be an innovation that’s going to help move the needle (9:15) forward in the energy space.

Andrejka Bernatova:

So, you know, our training and most folks around the table that we (9:23) have are mission critical people shift. So we are not, you know, we don’t have the toolkit (9:32) that, you know, somebody like, you know, Sequoia may have to really analyze, hey, this is a, (9:36) you know, super interesting technology is going to take over the world and it’s going to be a (9:42) trillion dollar business. That is not our core strength. And so we really focus on, to be very (9:48) honest, kind of a little bit more boring industries, right? The picks and shovels, basically, of, (9:55) you know, of driving the next wave of innovation. So I would say we are certainly, I call it, (10:01) we call this phenomenon, California is coming to Texas phenomenon, where, you know, Texas necessarily (10:08) doesn’t need California. California does need Texas from an energy consumption perspective, (10:13) right? And growing the technology companies that we are growing. So that’s, we are picks and (10:20) shovels. You know, we generally like seeing EBITDA, if not EBITDA, certainly revenue and just visibility (10:25) to very tangible growth. I wish that I was the person who can, you know, like Steve Jobs visualize (10:32) a world in a very different way. But we just don’t have necessarily that. That’s not our (10:38) strength. And we are just focused on our strength.

Shiv Narayanan:

But yeah, that’s great. But I almost feel like (10:44) some of these boring, quote unquote, businesses or industries where this has been more how (10:50) business has always been done, there’s such a huge need for it now. So are you seeing a ton (10:55) of opportunity there simply because there’s just greater demand for power and energy solutions (11:01) across the board, and these companies just have way more room to scale?

Andrejka Bernatova:

(11:05) So the interesting piece, you know, how we think about technology, and I always say this to people, (11:10) because I think oil and gas has failed in the way that they have, you know, sort of communicated (11:19) their role in the world. I don’t know if you or some of your viewers have seen the series, (11:25) The Landman. But I think that series of Netflix was the first time when the energy business was (11:33) brought to, you know, like regular consumer is not involved in oil and gas. And so one thing (11:40) that really is really important shift in, you know, kind of the picks and shovels, whether it’s (11:46) gas or whether it’s, you know, power to data centers, is the energy industry overall (11:55) is doing innovations or producing innovations daily. So even if you simplify and sort of dumb (12:03) it down to an oil well, every single oil well is an experiment in itself. You have an expectation (12:11) of what you think is going to do. You have your, you know, geophysicists and geologists kind of, (12:16) you know, looking at maps, et cetera. And you think, you know, X, Y, Z is going to happen, (12:22) and it doesn’t happen. It’s never the way that you’d expect it to happen. And so I do think that (12:29) a lot of the times the general population forgets about how technology is used in anything energy, (12:37) whether it’s solar, whether it’s storage, whether it’s carbon capture, you know, whether it’s (12:41) drilling oil well or a gas well, obviously nuclear, you know, power, right? I mean, (12:48) all the facets of energy every day, the people, even on the ground, your guy in the oil field or (12:55) your guy repairing your, you know, power line are facing sort of, you know, an innovation component. (13:01) So the way we think about energy in our space, Shiv, is not necessarily something groundbreaking, (13:08) you know, is happening because of X, Y, Z technological solution is just evolutionary (13:15) sort of steps that we are taking to improve the, you know, the ability to get the cheapest energy (13:23) possible to the end customer, whether it’s commercial or residential.

Shiv Narayanan:

(13:28) That’s great. Are you pushing these companies as you’re coming in? Because I get the micro (13:33) innovations and in every domain, there’s going to be innovations that happen inside these companies, (13:37) but there’s also this market opportunity, right? So how are you working with these companies, (13:43) or are you working with them at an operational level to move faster or layer in capital so that (13:50) they can move faster or operationally, like prioritize certain things so that they can (13:54) capture some of the growing demand or market needs, especially in the energy space.

Andrejka Bernatova:

(14:01) 100%. So 100% shift, I think, you know, and I think that’s, again, a differentiating factor (14:06) for us, right? Because we have built companies. So we know what’s in the realm of possibility (14:11) versus if you are in a nice tower in Chicago and New York in a spreadsheet, you know, we don’t (14:16) necessarily have the same, you know, touch with reality that operators have. So we’re certainly (14:23) pushing these companies. I think a lot of the times it’s exposure, right? And so, again, (14:29) it comes to that initial conversation we had in terms of, you know, sort of a private equity or (14:37) sponsor introducing the company to what’s going on the macro side. The same way we think about (14:45) whether it’s new software, you know, new other piece of technology that may help them in, (14:50) you know, better execute on their project, et cetera. All that is about giving companies exposure (14:57) to that, because at the end of the day, we and the companies are aligned with, you know, (15:05) creating the biggest and the best, you know, the most profitable business that we can. (15:09) So it’s not sort of this, hey, hey, hey, I’ve been doing this for the past 30 years this way, (15:14) I’m not interested in it. What’s the beauty about infrastructure is the CEO or the operating guy (15:22) in the field is actually highly incentivized to use the new product, new technology, (15:27) explore new ways of doing things, because it enhances the company’s bottom line, (15:32) and ultimately leads to more money made for them. And honestly, at the end of the day, (15:38) it’s not just about the money, it makes their job easier. So I think everybody generally is open to (15:43) it. It’s just having exposure to that is what I feel is our job, giving them the exposure to that.

Shiv Narayanan:

(15:50) Right. I guess one question I have is these companies are quite different than, let’s say, (15:56) technology companies or SaaS companies, because the SaaS companies, as an example, (16:01) have a ton of scale, right? Once you build a product, one version of Salesforce (16:04) is the same version that you sell to everybody else. In this case, to expand an energy business, (16:10) you have capital expenditure, you might need more land, you need certain raw materials. So (16:16) those end up becoming throttles in your ability to grow. How much time are you investing or money (16:22) are you investing to expand on that or factoring those needs in for the business and its ability to (16:28) serve larger market demand or actually grow the business?

Andrejka Bernatova:

(16:34) I mean, it goes back to balance sheet and capital structure. So like you said, (16:39) SaaS business invest $20 million, it becomes a $100 billion business, right? It’s highly (16:44) scalable, unlike oil and gas or renewables or power. And so we are very focused on making (16:52) sure that your balance sheet is structured in a way where you have depth of access to capital, (16:59) whether it’s private or public, and two, you are ready for volatility, right? That’s another (17:07) component that’s obviously enormous, because if you layer on volatility on a top of a very (17:12) capital heavy business, if you are not solving for that, well, it’s going to kill your business, (17:18) right? So we are very focused on balance sheet, being well capitalized, and having the right (17:24) access to investors around the table, and banks, right, lenders as well, to really make sure that (17:31) you can capitalize the business in the right way. Number two is, this is really critical in our (17:36) business, is commercial contracts. So do you have a month to month contract with a, you know, Kroger (17:44) or Amazon? Or do you have a 20 year contract? Because your contract, this is by the way, I do (17:49) want to highlight this, Shiv, because 99% of companies that we see, you go in, you know, they (17:56) have a bunch of small customers, they may have a large customer contract is structured in a (18:03) fundamentally wrong way, and is positioning the company for, you know, not a kind of a consistent growth, I would say. (18:13) So the commercial contract, and the diversity of your customers, and the, you know, high quality of your (18:19) customers is paramount. So I’ll give you an example. We were looking at the hydrogen space, this is a few (18:25) years ago. This company had a, you know, really interesting contract from two different, very large (18:32) strategic companies. At the end of the day, we looked at that business, and we thought, is this is that the (18:40) company providing to those two very large strategic companies, mission critical to those very large (18:49) companies? Or are those customers are going to come in, and the first opportunity they have say, okay, I’ll pay you (18:56) 5 million, I’ll break the contract, good luck with your life, right? So it’s about the contract, and it’s about the (19:03) customers. And what you are providing with this infrastructure service or a product for the (19:09) customers, whether it’s so important that those customers are actually going to be there for the (19:13) next however long.

Shiv Narayanan:

Yeah, the retention side, and because especially because of how much (19:20) CapEx is tied up against that revenue as well, right, which is quite different. (19:26) What about in terms of the horizons for the investment, like, given the complexity of these (19:31) kinds of companies, like, how do you look at hold periods and generating a return for your investors (19:35) and all of that, because I would imagine like some of these changes take longer, given the (19:40) nature of these investments.

Andrejka Bernatova:

So we do, you know, we’re sort of playing money, I guess, private (19:47) equity in that sense, where we do like to see at a tangible time horizon, three to five years, Shiv. (19:54) But now we do have, we are starting to look at opportunities that may be longer from a time (20:00) horizon perspective, where you may have, you know, ultra large family office capital that is, (20:07) that is, you know, very, I would say, productive from a perspective, you may have a business that (20:14) just needs more time, or frankly, it’s a business that you may have to hold for (20:19) just decades to come. Right. I think in oil and gas, it’s a very interesting example where (20:24) you are not necessarily facing this ultra large growth that was happening during the shale (20:30) revolution. You are now kind of coming in, you’re looking at, hey, who is kind of the lowest cost (20:36) operator, let’s consolidate, and let’s just, you know, keep giving dividends to our investors. So, (20:43) you know, it’s not that kind of buy flip approach anymore. But I do think in industry, so on the (20:48) traditional oil and gas side, I think a more patient investor base is probably more productive. (20:54) On the flip side, when you look at, you know, again, power and services around growth of, (21:01) again, new industrials and AI, etc. You know, you are seeing a pretty robust growth where you come in, (21:07) you know, get a number of contracts in place, execute over three years and exit that business (21:14) to, you know, the next buyer that can really pump more capital into it and make it a larger business.

Shiv Narayanan:

(21:21) Yeah. How much are your decisions factoring in government dynamics or the tax breaks that they (21:33) might be providing or subsidies for a particular market, or maybe government feels like they need (21:38) to invest in a certain area to build infrastructure? Like, are you factoring that in as you’re building (21:42) your value creation plans and investment thesis?

Andrejka Bernatova:

Well, I grew up in a communist country, Shiv, (21:49) and I realized it’s not necessarily a good thing to rely on, you know, what’s the government mood, (21:55) whether it’s one administration or different administrations. I think it’s generally not a (22:01) good idea to be thinking about, you know, kind of the regulatory, short-term regulatory impacts, (22:07) which unfortunately we are seeing both sides of the aisle right around the world, to be very honest. (22:14) So we generally are, and this has been the case for us for the past, you know, five years since (22:19) start of the Dynamix platform. We generally don’t take into account some, you know, government (22:27) shifts. I mean, if it’s a truly long-term shift that’s, you know, structural for the industry, (22:37) that’s certainly something that is interesting. But no matter what we look at, it has to survive (22:43) whatever the administration may be over the next, you know, five to 10 years. Because we cannot just (22:49) look at the next two years, for example, right? Because my next buyer is, my next buyer, if I (22:54) invest today, is coming in three years. So no matter which administration it is, and again, (23:01) I’m talking globally now, you really have to think about who is my next buyer. And if the administration (23:07) is favorable, let’s say to XY as the industry today, it may not be favorable in the next round. (23:12) And there’s just enormous uncertainty around that. So we really don’t pay much attention to (23:17) that piece. The industry has to have an end customer fundamental, the company has to have (23:23) an end customer fundamentals, no matter, you know, what’s happening sort of on the (23:29) kind of government level.

Shiv Narayanan:

Yeah, yeah, that’s really good insight. Because a lot of these things (23:34) that the companies that you’re investing in have to be able to ride the ups and downs of (23:38) different political parties or uncertainty and continue thriving, especially if you want to exit (23:44) that investment at some point. We’re coming up on time. I wish we actually had more time because (23:48) I have a ton of more questions. But just to close things off, if there are investors listening (23:52) that most of our listeners would be more private investors, private equity, large and small, (23:58) but I feel like more of them should consider leveraging the public markets in certain cases (24:03) or some of the other insights that you’ve shared. What advice would you give them in terms of like (24:07) figuring that out as part of an extension of their business?

Andrejka Bernatova:

(24:12) You know, in terms of the exit side, I think what’s interesting, Shiv, it’s when you think (24:17) about statistics around 2020, I think 5% of private equity exits were via continuation vehicles. (24:26) I think it’s now creeping up to 30%. This is the last figure that I saw the other day. (24:32) You know, and so I think we have to go back to kind of, you know, private equity business school (24:39) class, you know, 101 is what is, you know, sitting in investor seat. And I’m really talking about the (24:47) end investor, the teacher’s retirement fund, you know, the firefighters retirement fund. And these (24:53) are people I see, you know, I live in a fairly small town these days. And so I see these guys, (24:57) right, we have to go back to the basics. And we have to create the most value of our fiduciary (25:01) duty as a, you know, the end LP is to create most value for my firefighter, right, retirement fund. (25:07) So what does that mean? If you think about, for example, exits, number one is generally, you know, (25:15) your number one exit is to a strategic or to another private equity or infrastructure sponsor. (25:20) Great if you have that. Now, if you don’t have that, then you would consider and you probably (25:25) consider those two generally simultaneously, private exit to a strategic or to a private equity (25:31) and a public exit. And that could be via IPO or a SPAC, right? Those are the two major vehicles. (25:37) I do think what’s been happening over the past few years is a lot of the times we are looking (25:43) at the continuation vehicles and secondaries as number two, or even one in some of the instances (25:49) solution, not a the last solution that I’m really considering. At the end of the day, look, S&P (25:56) is its highest. We are seeing IPOs. We are seeing very successful these SPACs. The market is not (26:03) closed. So what I would urge investors to do is consider looking at the public market. (26:10) I really don’t want to use this platform as a, you know, SPAC promotion platform, but I do think (26:15) that SPAC allows SPAC allows a very discreet way to access the public market. And if it doesn’t work, (26:23) we don’t raise enough capital, then you don’t have to go that direction with a SPAC. IPO is a (26:27) little bit different. So, so I would say it shouldn’t be a disregarded toolkit. You know, (26:34) we’re seeing a lot of hungry investors, especially on the energy side, on the public side. (26:38) They bring me more names. I want to see more companies. There’s such a huge growth in the (26:42) space. I would like to see more. So that’s on the public side. On the private side is, (26:48) I think it’s important from the minute, well, before actually we do this before we, (26:53) we enter the investment, you know, grooming and working with potential exit partners (27:00) along the way, not relying on Goldman Sachs or Jefferies or whoever it may be, (27:05) you know, at the exit side, you have to do the work as an investor to sort of see who are my (27:11) optimal buyers along the way, right? Stay in front of them, show them how the company is growing, (27:17) how the management has, has, has been able to capture XYZ commercial deal or optimize (27:23) operationally, et cetera. So I think let’s just roll up our sleeves and, you know, do the work (27:28) that we should be doing for the fees that, you know, LPs are paying and not just call a bank to (27:34) get you a deal and call a bank to exit the deal due to work in the middle. I think that’s going (27:39) to be incredibly important. And I think if we don’t do it, you know, these companies need help, (27:45) right? They are, again, growing in this new space of ultra large, you know, energy demand growth. (27:52) They need help. You know, there will be a ton of consolidation, for example, in those spaces, (27:58) right? You have a lot of small operators. So let’s make sure that, that investors, we are there to, (28:03) to help them along the way.

Shiv Narayanan:

Yeah, I think, I think that’s great advice and being flexible (28:07) and thinking of other avenues beyond just continuation vehicles. And that is something (28:11) that we’ve seen as a trend with a lot of PE partners trying to extend their runway on (28:15) some of the investments that they made at higher valuation. So I think that’s great. (28:19) If there are people that are listening, Andrejka, that want to get in touch with you, what’s the (28:23) best way for them to get a hold of you?

Andrejka Bernatova:

Best way? LinkedIn. So that’s, that’s probably the (28:29) best way to get in touch with us. Andrejka Bernatova on LinkedIn.

Shiv Narayanan:

Awesome. We’ll be sure (28:34) to include that and the Dynamix website in the show notes. And with that said, thanks for coming (28:39) on and sharing your wisdom. It’s the first time we’ve had actually an energy investor come on the (28:43) podcast. And given that you’re so plugged into the public markets, I think there’s a ton of great (28:47) insights and takeaways and just, it’s just interesting for a lot of the different (28:51) technology investors that listen to our podcast. And so I appreciate you coming on and sharing (28:55) that.

Andrejka Bernatova:

That’s great. Thank you for having me Shiv and looking forward to what’s ahead in our space. (29:01) Thank you. Thanks for listening to today’s episode.

Shiv Narayanan:

Before you take off just a few requests (29:06) from our side. Number one, if you haven’t done so already, please subscribe to the podcast on (29:12) iTunes or Spotify, or YouTube or wherever you go to listen to your podcasts. Number two, (29:18) if you’re in the market for due diligence services, strategy consulting, or fractional CMO services, (29:25) please get in touch with us at www.howtosass.com. And third, please buy a copy of my new book, Exit Ready Marketing. There is a ton of great information in there. With that being said, we will see you in the next episode. (58:58)

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.